EXHIBIT 21.1

List of Subsidiaries

Of

Q Holdings, Inc.

The names and location of incorporation of Q Holdings, Inc. entities are as follows:

●	Q Therapeutics, Inc., a Delaware corporation, 100% owned by Q Holdings, Inc.

●	NeuroQ Research, Inc., a Delaware corporation, 90% owned by Q Therapeutics, Inc.